

January 28, 2011

Mr. Donglai Li
Chief Financial Officer
New Oriental Energy & Chemical Corp.
Xicheng Industrial Zone of Luoshan
Xinyang, Henan Province 464200
The People's Republic of China

> **RE:** **New Oriental Energy & Chemical Corp.**
> **Form 10-K for the Fiscal Year ended March 31, 2010**
> **Forms 10-Q for the Fiscal Quarters ended June 30, 2010 and**
> **September 30, 2010**
> **Form 8-K filed October 20, 2010**
> **File No. 1-33470**

Dear Mr. Li:

We have reviewed these filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED MARCH 31, 2010</u>

<u>General</u>

1. Please note that you should not start checking the cover page box relating to Interactive Data File compliance until you are required to submit those files. For further guidance, please refer to Question 105.04 in the Division's Interactive Data Compliance and Disclosure Interpretations that can be found on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#interactivedata.

Item 1 - Business, page 2

2. We note your statement on page 4 that 100,000,000 tons of urea are produced per year worldwide. When presenting this information in future filings, please also disclose the amount of urea you produce per year.

3. We note the 2007 urea statistics you provide on page 10. In the future, please provide current information updating the statistics.

4. You reference Chinese environmental laws and regulations on page 12. In future filings, please clarify here whether you are in compliance with these laws and regulations. We note the disclosure in the first risk factor on page 17 that you believe you have complied with applicable governmental regulations.

Item 1A - Risk Factors, page 12

5. You state, "The risks described below are not the only ones facing our Company". In future filings, please revise to state, if true, that you discuss all known material risks.

6. On page 13, you state that patents, among other intellectual property, are "critical" to your success. However, on page 11, you state that you do not own patents and that filing a patent application would be "detrimental" to your future business. Please advise.

7. In the first risk factor on page 14, we note the disclosure of the risks posed by supply disruptions for raw materials, but on page 8, you state that you have access to numerous sources of supply and maintain sufficient quantities of inventories of your chemical products to meet customer demand. In future filings, please reconcile the apparent inconsistencies between such statements and include only those risk factors you believe are currently material to you.

8. In future filings, please reconcile the apparent inconsistency between the statement on page 10 that "Most fertilizer producers in China do not have the national brand name recognition the Company has as a basis for promoting their products" with the statement that some of your competitors have greater name recognition and a larger customer base in the risk factor entitled "Intense competition from existing chemical companies and new entities may adversely affect our revenues and profitability" on page 14.

9. Please refer to the second risk factor on page 15. In future filings, please do not include generic risk factors that are applicable to any company or industry.

Otherwise, revise to specify how the loss of executive officers and other members of management would have a material adverse effect on you.

10. Please refer to the last risk factor on page 20 in which you refer to pharmaceutical companies. In future filings, please ensure that your risk factors relate to your company and industry.

11. Please refer to the penultimate risk factor on page 21 in which you refer to "this resale prospectus." In future filings, please ensure that your risk factors are relevant to the forms in which they are included.

12. Please refer to the first and last risk factors on page 22. In future filings, please remove references to "newly applicable rules" when referring to the Sarbanes-Oxley Act of 2002 or reference specific rules and regulations that fit this description.

Item 7 – Management Discussion and Analysis of Financial Condition and Results of Operations, page 26

Significant Accounting Policies and Management Estimates, page 27

Income Taxes, page 27

13. You disclose that "a valuation allowance is provided for deferred tax assets if there is a strong likelihood the items will expire before its benefits are realized or if its future utilization is uncertain." Pursuant to ASC 740-10-30-5, please revise your disclosure in future filings to disclose that deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

14. Given that you have recurring losses and ceased production on November 15, 2010, please expand your disclosure in future filings to further explain your basis for concluding that it is more likely than not that your deferred tax assets are realizable as of March 31, 2010 and September 30, 2010. Your explanation should include the following:
   - Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted; and
   - Please discuss any significant estimates and assumptions used in your analysis.
   Refer to ASC 740-10-30-17 through 740-10-30-23. Please show us in your supplemental response what the revisions will look like.

Known Trends or Uncertainties, page 29

15. In future filings, please disclose whether you are able to pass on to customers the increase in the price of your raw materials and the effect, if any, price changes have on your revenues.

Capital Expenditures, page 29

16. In future filings, please disclose the amount of funding that will be required to finish major projects such as the 200,000 tons/year Methanol project.

Results of Operation, page 29

17. We note your risk factor on page 18 related to the value of the Renminbi against the U.S. dollar and its effect on your financial results reported in U.S. dollar terms. In future filings, please fully expand your discussion of each component of your results of operations for each period presented to appropriately address the impact of foreign currencies on your reported results from period to period. Please show us in your supplemental response what the revisions will look like.

Revenue, page 30

18. In future filings, please explain the changes in your results of operations in greater detail. For instance, you state generally that the decrease in revenue from sales of Ammonium Bicarbonate was attributable to the decrease in sales volume and the selling price of this product. Likewise, you state that sales of Methanol increased due to an increase in sales volume of Methanol. Such disclosure does not fully explain the changes in operating results between periods.

19. In the "Top 5 Customers" table on page 32, you indicate that Fuyang Ruilong Chemical Co., Ltd. accounted for 27% of your methanol sales. However, below the table, you state that the customer accounted for 14% of your methanol sales. Please advise.

Cost of Goods Sold (COGS), page 32

20. Your cost of goods sold represents 117% of total revenues for the year ended March 31, 2010. As such, please enhance your discussion of cost of goods sold in future filings to discuss the business reasons for the changes between periods. We remind you that you should provide an analysis, through the eyes of management, of the underlying business reasons for these changes. When multiple factors contribute to fluctuations, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or

decreases within the cost of goods sold line item. Please show us in your supplemental response what the revisions will look like.

Government Grants, page 33

21. We note your reference to your "environmental protection program". In future filings, please provide increased disclosure about the nature of this program.

Liquidity, page 36

22. Please enhance your liquidity section in future filings to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

23. Please revise your disclosure in future filings to further discuss how you will be able to complete the necessary steps in order to meet your cash requirements throughout the fiscal year ending March 31, 2011. Your current disclosure of the financial assistance from your major shareholder and the short-term financings do not appear to cover your working capital deficit. Please show us in your supplemental response what the revisions will look like.

24. We note your statement that your major shareholder has committed to providing financial assistance, if necessary, over the next few years. Please tell us whether this commitment is in writing. If the commitment is in writing, please file the writing as an exhibit to your future filings. If the commitment is an oral commitment, please provide us with a written description of the contract. Please refer to Question 146.04 of the Division's Regulation S-K Compliance & Disclosure Interpretations for further guidance.

Item 9A(T) – Controls and Procedures, page 37

Evaluation of Disclosure Controls and Procedures, page 37

25. We note your statement, "In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives". Please confirm to us that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures

are effective "at that reasonable assurance level". In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also comply with this comment in future filings.

<u>Management's Report on Internal Control Over Financial Reporting, page 38</u>

26. Please confirm to us, if true, that "March 31, 2010" in the last sentence should read, "March 31, 2011."

27. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you evaluate and assess internal control over financial reporting?
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

• what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

• what relevant education and ongoing training he or she has had relating to U.S. GAAP;

• the nature of his or her contractual or other relationship to you;

• whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

• about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

• the name and address of the accounting firm or organization;

• the qualifications of their employees who perform the services for your company;

• how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

• how many hours they spent last year performing these services for you; and

• the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

• why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

• how many hours they spent last year performing these services for you; and

• the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?
If you identify an audit committee financial expert in your filings, please describe the qualifications of your audit committee financial expert, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Item 10 - Directors, Executive Officers and Corporate Governance, page 38

28. In future filings, please disclose the terms of office of your directors. Refer to Item 401(a) of Regulation S-K. .

29. In future filings, disclose the specific experience, qualifications, attributes or skills that led you to believe your directors should serve as such. Refer to Item 401(e) of Regulation S-K.

30. Your disclosure on page 39 indicates that both Mr. Chen and Mr. Zhou are the Chairman of the Board of Directors of Jinding. Please advise.

Committees of the Board of Directors, page 40

31. You state that your committee charters are available on your website at www.neworientalenergy.com. We are unable to access your website. Please advise.

32. You provide a "Nominating Committee" subheading on page 41 with no corresponding information. Please tell us what, if any, information should have been included under this subheading.

Item 11 - Executive Compensation, page 41

33. Please tell us why you included Mr. Zhou's compensation in the Summary Compensation Table rather than in a Director's Compensation Table.

34. We note your statement on page 42 that the Board of Directors seeks to provide senior management with a base salary appropriate for their professional status. Please tell us how the salary paid to your CFO and your former CFO comply with this statement. In this regard, we note that both Mr. Li and Mr. Wang serve or served as your CFO, but Mr. Wang received a salary of $50,000 while Mr. Li received a salary of $10,000, which is the same salary he received before being appointed CFO. Please tell us how these amounts relate to Mr. Li's and Mr. Wang's professional status.

Item 13 - Certain Relationships and Related Transactions, Director Independence, page 45

35. We note your statement in transaction (g) on page 46 that Yu Zhiyang is a significant shareholder of the company. Please tell us what percentage ownership this shareholder has in the company as well as the nature of such ownership. If Yu Zhiyang is a beneficial owner of more than five percent of any class of your voting securities, please note that this should be disclosed in the table required by Item 403 of Regulation S-K.

Item 14 - Principal Accounting Fees and Services, page 46

36. On page 47, we note your statement regarding the Audit Committee's pre-approval of all audit and non-audit services. Please tell us whether the entire committee must approve these services in the absence of necessary expediency. Additionally, please tell us which committee members have pre-approval authority when expedition of services is necessary.

Item 15 – Exhibits and Financial Statement Schedules, page 47

37. Please include the May 25, 2010 Securities Purchase and Registration Rights Agreement as an exhibit as well as the applicable form of warrant.

Note 3 – Summary of Significant Accounting Policies, page F-6

General

38. As we requested in our review of your Form 10-K for the year ended March 31, 2008, please disclose in future filings the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the general and administrative expenses and selling and distribution expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal

transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item such as general and administrative expenses.

39. Please disclose your accounting policy for cash and cash equivalents and restricted cash. Please show us in your supplemental response what the revisions will look like.

(v) Segments, page F-10

40. As we requested in our review of your Form 10-K for the year ended March 31, 2008, please revise your disclosure in future filings to provide a reconciliation of your segment revenues, cost of goods sold, and gross profit (loss) results to your consolidated revenues, cost of goods sold, and gross profit (los) for each period presented. Refer to FASB ASC 280-10-50-30.

Note 18 – Subsequent Events, page F-21

41. Please tell us how you have accounted for the registration rights agreements disclosed on page 25, including what consideration was given to FASB ASC 825-20. Please also provide in future filings the disclosures required by FASB ASC 825-20-50, as applicable.

Exhibits 31.1 and 31.2

42. In future filings, please set forth the certifications exactly as they appear in Item 601(b)(31) of Regulation S-K. In this regard, we note that you omitted "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d).

<u>FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2010</u>

<u>Item 4 - Controls and Procedures, page 10</u>

<u>Evaluation of Disclosure Controls and Procedures, page 10</u>

43. We note your management's conclusion regarding the effectiveness of your disclosure controls and procedures, which appears to be based on the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As stated, however, your description does not fully conform to the definition set forth in those rules. Please confirm, if true, that your management's conclusion regarding effectiveness is based on the full definition set forth in the applicable rules. Additionally, in future filings, please revise to state that the effectiveness conclusion is based upon the entire definition in Exchange Act Rules 13a-15(e) and 15d-15(e), or simply state the conclusion without the definition and language such as "for the purpose for which they were designed." This comment also applies to your quarterly report on Form 10-Q for the period ended September 30, 2010.

<u>Form 8-K filed October 20, 2010</u>

44. Please amend your Form 8-K to include the Indebtedness Conversion Agreement with Xingyang Hongchang Channel Gas Engineering Co., Ltd. as an exhibit.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010</u>

<u>General</u>

45. Please address the above comments in your interim filings as well, as applicable.

<u>Item 1 – Financial Statements, page F-1</u>

<u>Condensed Consolidated Balance Sheets, page F-2</u>

46. The column heading of your September 30, 2010 balance sheet indicates that these amounts are unaudited, which implies that your March 31, 2010 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended September 30, 2010, you should not imply that the March 31, 2010 balance sheet amounts are audited. Please revise.

Condensed Consolidated Statements of Cash Flows, page F-5

47. We note that restricted cash increased from $3.7 million as of March 31, 2010 to $23.2 million as of September 30, 2010. It does not appear that this increase in restricted cash has been reflected in your statement of cash flows. Please advise.

48. In addition, short-term debt increased from $18.9 million as of March 31, 2010 to $42.0 million as of September 30, 2010. It is not clear how this increase in short-term debt is reflected in your statement of cash flows. Please advise.

Item 2 – Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 22

General

49. Please revise your MD&A disclosure in future filings to prominently discuss the fact that you ceased production on November 15, 2010 due to cash flow problems and have yet to continue production, if true. For example, you currently disclose on page 25 that you are a manufacturer and marketer of various products. This disclosure may be misleading, absent discussion of the fact that you have ceased production. Please show us in your supplemental response what the revisions will look like.

Critical Accounting Policies and Estimates, page 23

Impairment of Long-Lived Assets, page 24

50. You disclose that there were no indications of impairment based on your assessment at September 30, 2010. We note that you ceased production on November 15, 2010 due to cash flow problems. As such, please tell us whether you determined that this was a triggering event that would require you to test long-lived assets for recoverability. If you concluded that this was not a triggering event, please elaborate. Refer to ASC 360-10-35-21.

Liquidity and Capital Resources, page 32

51. Given your recurring losses, use of cash in operations, and the fact that you ceased production on November 15, 2010 and have yet to continue production, please enhance your disclosure in future filings to provide a comprehensive discussion of your liquidity. Ensure you also disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity. Please show us in your supplemental response what the revisions will look like.

Capital Resources, page 33

52. You discuss the rebounding of operations and state that you "believe that existing cash and resources are sufficient to meet [y]our projected operating requirements during the next 12 months." Please tell us how you anticipate the rebounding of operations when you have ceased production as of November 15, 2010. Additionally, please tell us why you believe you have sufficient resources to meet your operating requirements for the next 12 months when you have ceased operations due to cash flow problems. We note the short term bank loan you have obtained. Please tell us whether you have any other commitments in place for additional financing.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief